[LURIO & ASSOCIATES, P.C. LETTERHEAD]

December 18, 2006

VIA ELECTRONIC FILING

Jeffrey Werbitt, Esquire
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-0303

RE: USA Technologies, Inc.
    Registration Statement on Form S-1
    Filed October 20, 2006
    File No. 333-138116

Dear Mr. Werbitt:

    This office represents USA Technologies, Inc. (the “Company”).
This letter follows up on our telephone conversation of Friday,
December 15, 2006 relating to the September 25, 2006 Common Stock
Purchase Agreement between the Company and Steve Illes (the
“Agreement”).

    You had asked the Company to confirm that the inclusion in the
Amendment No. 1 to the registration statement of 500,000 additional shares of Common Stock under the Agreement was consistent with the staff’s guidelines on equity lines. As more fully described below, because these 500,000 additional shares are deemed to be part of a private placement offering that was completed prior to the filing of the initial registration statement on October 20, 2006, the inclusion of these shares in Amendment No. 1 to the registration statement complies with the staff’s guidelines on equity lines.

    Pursuant to the Agreement, Mr. Illes irrevocably agreed to purchase from the Company shares of Common Stock with an aggregate purchase price not to exceed $15,000,000. The amount to be paid by
Illes for the shares is set in the Agreement at a ten percent (10%)
discount from the market price at the time of the demand by the
Company to Illes to purchase shares. The Agreement provides that

Illes is not required to purchase any shares from the Company unless the shares are registered for resale under the Securities
Act of 1933, as amended (“Act”).

    The Agreement provides that the initial number of shares
subject to the Agreement is 1,000,000. The Agreement further provides that in order to ensure that Illes purchases shares with a purchase price of $15,000,000, the Company has the right to
increase the number of shares covered by the Agreement. The
Agreement provides that promptly after the signing of the
Agreement, the Company would prepare and file a resale registration statement covering the 1,000,000 shares initially covered by the
Agreement. The Agreement specifically states that the Company has the right at any time to increase the number of shares covered by the Agreement and to include any such additional shares in an amendment to the initial registration statement.

    Pursuant to the Agreement, the Company included the 1,000,000 shares initially covered by the Agreement in the initial
registration statement filed on October 20, 2006. Based on the market price of the shares at the time of filing of approximately
$6.00 per share, the sale of these shares by the Company to Illes would have resulted in proceeds under the Agreement of $5,400,000.
Following the filing of the initial registration statement, and in order to increase the amount of funds available to it under the
Agreement, the Company determined to increase the number of shares to be registered from 1,000,000 to 1,500,000. These additional
500,000 shares were included in Amendment No. 1 to the registration statement filed on December 7, 2006. The increase in the number of shares increased the potential estimated proceeds to be received by the Company under the Agreement from $5,400,000 to $8,100,000.

    The above arrangement complies with the staff’s views
regarding equity lines set forth in the Division of Corporation
Finance’s March 31, 2001 Current Issues and Rulemaking Projects
Quarterly Update. Specifically, the dollar value of the equity line is irrevocably set in the Agreement (i.e., $15,000,000), but the
actual number of shares that the Company will actually issue is determined by a formula tied to the market price of the securities at the time the Company exercises its put (i.e., a ten percent discount from the market price). The Agreement provides that the
Company may increase the number of shares covered by the Agreement at any time in order to ensure that it receives from Mr. Illes all of the proceeds provided for under the Agreement. Illes has no right under the Agreement to increase or decrease the number of shares covered by the Agreement.

    The March 31, 2001 Update states that the Company must have
“completed” the private transaction of all of the securities it is

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registering for resale prior to the filing of the registration statement. A transaction is complete if only the Company has the right to exercise the put, and except for conditions outside the investor’s control, the investor must be irrevocably bound to purchase the securities once the Company exercises the put. At the time of signing of the Agreement, and provided such shares were registered for resale under the Act, Illes was irrevocably bound to purchase that number of shares necessary to provide the Company with proceeds of $15,000,000. Therefore, at the time of the filing of the registration statement, Illes was irrevocably bound to purchase such number of shares necessary for the Company to raise
$15,000,000 under the Agreement. The private placement transaction of all shares necessary to be issued to Illes under the Agreement was complete at the time the Agreement was signed. The private placement sale to Illes by the Company of the additional 500,000 shares that were included in Amendment No. 1 to the registration statement were deemed to have been completed on September 25, 2006, the date the Agreement was entered into.

    Please contact the undersigned directly at (215) 665-9300
(extension 105) with any questions you may have regarding this letter.

Sincerely,

/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr.	George R. Jensen,Jr.
	Mr.	David DeMedio

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